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SEC 1344            PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF
(2-2002)            INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
Previous versions   RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
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                                                              OMB APPROVAL
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                     UNITED STATES                     OMB Number: 3235-0058
           SECURITIES AND EXCHANGE COMMISSION          -------------------------
                 WASHINGTON, D.C. 20549                Expires: January 31, 2005
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                     FORM 12b-25                       Estimated average burden
                                                       hours per response...2.50
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                                                       SEC FILE NUMBER
            NOTIFICATION OF LATE FILING                -------------------------
                                                       CUSIP NUMBER
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(CHECK ONE): / /Form 10-K  / /Form 20-F  / /Form 11-K  /X/Form 10-Q
/ /Form N-SAR

For Period Ended:   June 30, 2002
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/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

  National Consumer Cooperative Bank
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Full Name of Registrant

  N/A
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Former Name if Applicable

  1725 Eye Street
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Address of Principal Executive Office (STREET AND NUMBER)

  Washington, DC  20006
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be
/X/ filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                         (ATTACH EXTRA SHEETS IF NEEDED)

Form 10-Q for the period ended June 30, 2002 could not be filed within the prescribed time period due to an issue involving the valuation of certain interest only securities and receivables that is not yet resolved as of the date of this filing. We are in the process of verifying key assumptions and validating key information, which is critical to the accurate valuation of the assets in question, and need the additional time to complete the analysis. It would require an unreasonable effort to conclude this analysis within the prescribed time period; therefore, we are requesting this extension.

Interest-only receivables represent rights to certain future net cash flows from securitized assets that are available after all expenses of the transaction have been paid ("residual cash flow"). On a quarterly basis, the fair market value of the interest-only receivables is updated to reflect the current interest rate environment in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". NCB values its interest-only receivables internally using a consistent set of assumptions applied to a discounted cash flow model. The majority of NCB's

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cooperative mortgages underlying the interest only receivables have strict prepayment restrictions. The most common prepayment protection is a lockout period, during which a loan cannot be prepaid, followed by either a fixed percentage penalty or some form of yield maintenance. NCB values interest-only receivables at a discount rate equal to a spread over the benchmark index that the respective loans were priced. For quarterly valuations, the index is adjusted to reflect market conditions.

For purposes of compiling our financial results for our second quarter 10-Q, the valuation of interest only receivables has taken longer than expected to complete. Although this process was begun shortly after the end of the quarter, complications with assessing the impact and value of prepayments has lengthened the amount of time to complete all the calculations underlying the valuation process. The valuation process is a lengthy, complex exercise involving the analysis of twenty-seven separate interest only receivables involving 104 loan pools, each pool having very different underlying collateral. In contrast to large pools of single-family loans with very similar attributes, NCB's cooperative loan pools contain a smaller number of loans that vary widely in size, coupon and prepayment provisions. These wide ranging loan attributes make modeling prepayments and the value ascribed to related prepayment penalty cash flows very difficult and time consuming. We had new personnel performing the second quarter valuations, which brought a new perspective to the process and caused us to challenge many of our original underlying assumptions. Although we are likely to continue to utilize the majority of our original assumptions, we spent considerable unanticipated time supporting our assumptions in light of recent prepayment activity.

Once interest-only receivables are capitalized on the Balance Sheet, they are amortized using the effective yield method over the estimated lives of the underlying loans assuming a certain level of prepayments. During the first and second quarters of 2002, certain of the interest only receivables experienced considerable prepayments, which has caused additional effort to reassess our prepayment assumptions and to validate the level of amortization recorded in those periods.

In addition, during the course of the valuation exercise, concerns arose over the accuracy of loan attribute information for certain loans that required an exhaustive effort to validate that all inputs to the model were, in fact, accurate. It was determined that certain loan data in some of the valuation files had been overwritten with other data or had been otherwise changed and the original loan attribute information had to be obtained from the software vendor that supports the valuation model. This validation exercise has consumed a significant amount of unanticipated time.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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  Richard L. Reed               (202)                 336-7661
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      (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports reports required under SECTION 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

  /X/  Yes    / /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes / / No /X/ SEE BELOW.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As we near the completion of review of the valuations of the interest-only receivables discussed in the NARRATIVE, management believes there is a likelihood of a positive change in results of operations from the corresponding period for the last fiscal year in an amount representing less than a five percent increase and believes that any significant negative change in such results of operations is unlikely.

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                       National Consumer Cooperative Bank
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date______________________________ By__________________________________________

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (orther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

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1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules
and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either RULE 201 or RULE 202of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).